

September 6, 2024

William McCamey
Chief Financial Officer
Atlanticus Holdings Corporation
Five Concourse Parkway, Suite 300
Atlanta, GA 30328

      Re: Atlanticus Holdings Corporation
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 10-Q for Fiscal Quarter Ended June 30, 2024
           File No. 001-40485

Dear William McCamey:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Business, page 1

1. Considering that your five largest retail partners accounted for over 70% of your outstanding private label credit receivables, for each material concentration related to merchants, please tell us and revise future filings to disclose the amount of private label receivables purchased from each merchant for each period presented.

2. Please revise to disclose the brands your products are sold under (e.g., Aspire, Imagine, Fortiva, Curae, etc.) and describe the various markets that they serve.

3. Please tell us and revise future filings to provide additional information related to your arrangements with issuing bank partners, including but not limited to:

    • identifying your major bank partners;
    • clarifying if each bank partner sells both types of receivables to you;
    • clarifying if they pay anything to utilize the flexible technology solutions you provide

> to them;
> - clarifying the key terms of any contracts, including the length of term of each contract, whether they must exclusively sell receivables originated with your flexible technology solutions to you, and how the price paid for receivables is determined; and
> - clarifying the economics for the banks that utilize your technology and sell receivables to you (e.g., whether you pay them a fee, whether they retain a participation in the receivable, etc.).

4.   Please tell us and revise future filings to provide additional information, in separately captioned sections, related to your purchases of private label credit receivables and credit card receivables. For private label credit receivables:

- Clarify the economics and related financial reporting of a typical transaction. For example, for a $1,000 purchase by a customer at a merchant, clarify the typical amount the bank pays to the merchant (e.g., significant discount, slight discount, face value, etc.), and clarify the typical amount you pay to the bank.
- Clarify how your typical purchase price relates to the fair value recognized on day one and the face amount of the contractual amount due from the customer. Clearly, indicate whether you typically recognize a "day one gain" based on the fair value being greater than your purchase price.
- Describe what merchant fees are, any other typical material fees, and how they impact the economics and financial reporting of the transaction.
- Describe the level of fees recognized on day one as compared to the total contractual amount due and also compared to typical finance charges expected to be collected over the term of the agreement.
- Describe the contractual term of a typical transaction.

For credit card receivables:

- Describe the typical amount of annual and/or monthly fees and any other material fees.
- Clarify the economics and financial reporting of a typical transaction. For example, clarify if annual fees and monthly fees are recognized on day one, potentially prior to any purchases on the card, clarify if your purchase price is less than, equal to, or greater than the gross amount of the customer purchase.
- Describe whether you typically recognize a day one gain based on the fair value being greater than your purchase price.

5.   Please tell us and revise future filings to disclose any material impact to your business related to the regulatory guidance issued that affects your issuing bank partners discussed on page 9.

Collection Strategy - CaaS Segment, page 3

6.   We note your disclosure that you "re-age" customer accounts and that this may affect delinquencies and charge-offs, potentially delaying or reducing such delinquencies and

charge-offs and that this impact generally changes such delinquencies and charge offs by less than 10% and 5%, respectively. To the extent the impact is material for any period presented, please revise future filings to disclose the amount of receivables re-aged at each period end and quantify the estimated impact to delinquent loans and charge-offs. Please provide us your proposed disclosure, if applicable.

7.   We note you disclose that, "various factors are relevant in analyzing whether an account is contractually past due." Please tell us and revise future filings to clarify what factors are analyzed and clarify why there appears to be judgement involved in determining if the cardholder has not made the required payment as of the payment due date.

Internet consumers have unique risk profiles and we may not be able to evaluate their creditworthiness, page 6

8.   If material, please revise MD&A to quantify the amounts of receivables acquired over the Internet for each period presented and discuss any trends.

Management's Discussion and Analysis of Financial Condition and Results of Operations - Changes in fair value of loans, page 25

9.   Please revise future filings to disclose the material components, as disclosed on page F-17, presented in "Changes in fair value of loans at fair value" for each period presented and discuss any trends.

10. We note your disclosure that you adopted "tightened underwriting standards" during the second quarter of 2022. Please tell us and revise future filings to explain any material changes to underwriting standards during any period presented, why you made them and the impact to financial and operating trends.

11. We note from page 11 of your March 31, 2022 Form 10-Q and page 17 of your June 30, 2022 Form 10-Q that the weighted average discount rate used in your discounted cash flow valuation model for Level 3 loans accounted for at fair value decreased from 12.7% in the first quarter of 2022 to 10.1% in the second quarter of 2022. We also note your disclosure on page 25 that the reduction reflected the asset level returns you believe would be required by market participants based on an asset backed securitization agreement entered into during that period. Please revise future filings to more comprehensively discuss the changes in the fair value of loans, the key drivers of the changes, and the underlying reasons for changes in inputs or other factors that drove the changes. Additionally, specifically discuss changes in your discount rates in each period presented and the impact on financial results, if material.

12. Specific to the change in the weighted average discount rate in the second quarter of 2022, please tell us in detail and revise future filings as needed related to the following:

- explain why the asset backed securitization agreement was appropriate to use as a basis for your discount rate,
- explain if you previously used and have continued to use your securitizations as a basis for your discount rate,
- explain how you considered any terms in the securitization, that are not present in the receivables, which impacted the interest rates on the debt (e.g., credit enhancements,

               guarantees, etc.), and

- explain any other factors that you considered in determining to change the discount rate at June 30, 2022.

Non-GAAP Financial Measures, page 26

13. We note you have used multiple descriptions for the same line item in the table on page 26 including, "Loans, interest, and fee receivable, at face value," "Loans at amortized cost," and "Total Managed Receivables" in your September 30, 2023 Form 10-Q, December 31, 2023 Form 10-K, and June 30, 2024 Form 10-Q, respectively. Please tell us and revise future filings to ensure your description is appropriate and consistent, and revise to more clearly identify the components and measurement of the components included in this line item. Please also clearly describe what is included in "billings."

14. Please tell us and revise future filings to explain why the fair value of your loans is lower than the amount described as managed receivables.

15. Please tell us why you label the columns as "Fair Value Receivables" in the tables on page 28 since these appear to be on a managed basis which appear to be on a non-fair value basis. Alternatively, revise future filings as needed.

Critical Accounting Estimates - Measurements for Loans at Fair Value, page 37

16. Please tell us and revise future filings to disclose how you determine each pool of receivables used in your fair value measurement.

17. Please tell us and revise future filings to clarify how you consider "purchase rates by consumers" in your fair value measurement. Clarify if you purchase the credit card accounts, including future purchases, or simply the amount due at the purchase date.

18. Please tell us in detail and revise future filings to provide additional detail regarding how you determine the required returns by a purchaser of the expected cash flows which is the basis for your discount rate. Clearly explain if you have changed your methodology or process to estimate the discount rate(s) during 2022, 2023 or 2024 and explain the basis for the change.

Interest Rate Sensitivity and Market Risk - Credit Risk , page 38

19. Please tell us and revise future filings to clarify why your credit risk for receivables that serve as collateral on debt is limited to repurchase obligations due to fraud or origination defects considering your disclosure on page F-20 that in certain circumstances you guarantee the performance of the underlying debt or agree to contribute additional collateral when necessary which results in retention of exposure to loss that has the potential to be significant.

Interest Rate Sensitivity and Market Risk - Payment Risk, page 38

20. Please tell us and revise future filings to clarify how payment risk is different than credit risk. Please tell us how you determined that both assumptions are appropriate to use to estimate the expected cash flows in the fair value measurement of your receivables.

Financial Statements
Consolidated Statements of Cash Flows, page F-7

21.   Please tell us why you refer to the "accretion of merchant fees" in your Operating activities section since you disclose elsewhere that merchant fees are no longer deferred but are recognized in income at the purchase date.

Revenue Recognition and Revenue from Contracts with Customers, page F-11

22.   Please tell us and revise future filings to more clearly disclose what fees and other items are included in "Consumer Loans, Including Past Due Fees" as compared to "Fees and Related Income on Earning Assets." For example, we note annual fees are disclosed within both descriptions.

Note 6. Fair Values of Assets and Liabilities, page F-16

23.   Please tell us and revise to disclose the amount of the total gains or losses for each period presented that is attributable to the change in unrealized gains or losses relating to those assets held at the end of the reporting period, and the line item(s) in the statements of comprehensive income in which those unrealized gains or losses are recognized. Refer to ASC 820-10-50-2(d) and ASC 820-10-55-101 for guidance.

24.   We note your disclosure that, "For our loans, interest and fees receivable … we assess the fair value of these assets based on our estimate of future cash flows net of servicing costs, and to the extent that such cash flow estimates change from period to period, any such changes are considered to be attributable to changes in instrument-specific credit risk." Please tell us why it appears that you attribute all fair value changes to instrument-specific credit risk since we note your disclosure on page F-17 of other inputs that impact your fair value measurements. Alternatively, please revise future filings to disclose the information required by ASC 825-10-50-30.c. Please provide us your proposed revised disclosure, if applicable.

25.   Please tell us why you net finance charge charge-offs in your disclosure related to the gross yield unobservable input and how this is consistent with the guidance in ASC 820-10-50-2.bbb. Alternatively, please revise future filings to disclose the expected finance charge credit loss rate separately.

Note 8. Variable Interest Entities, page F-20

26.   Please tell us in detail and revise future filings to more clearly disclose what exposure to loss you have that has the potential to be significant in circumstances where you do not guarantee the performance of the underlying debt or agree to contribute additional collateral when necessary.

Form 10-Q for Fiscal Quarter Ended June 30, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

27.   Please revise future filings to discuss material changes in results of operations with respect to the most recent quarter for which the statement of statement of income is provided. Refer to Item 303(c)(2)(ii) of Regulation S-K for guidance.

28.   We note your disclosure that your bank partners have taken a number of steps, from modifying products and policies to changing prices in response to recent rules enacted by the CFPB. Please tell us and revise future filings to clarify the amount of coordination you have with your bank partners and/or control you have over the underwriting standards used by the bank related to receivables originated with the flexible technology solutions you provide to them and purchased by you.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-3437 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance